UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):                         [_] Form 10-K                           [_] Form 20-F                            [_] Form 11-K                            [X] Form 10-Q      [_] Form 10D
    [_] Form N-SAR       [_] Form N-CSR

For Period Ended:  June 30, 2008

[_]           Transition Report on Form 10-K
[_]           Transition Report on Form 20-F
[_]           Transition Report on Form 11-K
[_]           Transition Report on Form 10-Q
[_]           Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________
Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Franklin Credit Management Corporation
Full Name of Registrant

________________________________________________________________________________________________________________
Former Name if Applicable

101 Hudson Street
Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey  07302
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not completed its financial statements for the second quarter of 2008 and the Registrant’s independent registered public accounting firm has not yet completed its financial statement review.  Accordingly, the Registrant’s quarterly report on Form 10-Q for the period ended  June 30, 2008 could not be filed within the prescribed time period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Paul D. Colasono                                    201                           604-4402
           (Name)                                    (Area Code)                  (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes     [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s net loss is expected to increase to between approximately $280 million and $285 million for the second quarter of 2008, compared with a net loss of $3.6 million for the second quarter of 2007, principally the result of a significant provision for loan losses during the quarter.  Due principally to the continued, substantial deterioration in the housing and subprime mortgage markets and the significant further deterioration in the performance of the Registrant’s portfolios of acquired and originated loans, including particularly the portfolio of acquired second-lien mortgage loans, the Registrant’s assessment of its allowance for loan losses (“reserves”) in the quarter ended June 30, 2008, resulted in significantly increased estimates of inherent losses in its portfolios and the need for a substantial increase in reserves.  As a result, the provision for loan losses is expected to increase to between approximately $280 million and $285 million in the quarter ended June 30, 2008, and the Registrant is expected to have a stockholders’ deficit of between approximately $242 million and $247 million at June 30, 2008.

The Registrant has not completed its financial statements for the second quarter of 2008, principally due to the finalization of the provision for loan losses, and the Registrant’s independent registered public accounting firm has not yet completed its financial statement review.  Accordingly, there can be no assurance that the financial information publicly announced at a later date will not differ from the above disclosure.  The Registrant expects to file its quarterly report on Form 10-Q for the period ended  June 30, 2008 on or before the fifth calendar day following the prescribed due date.

        The Registrant today entered into additional amendments to the Forbearance Agreements with its lead lending bank whereby, among other things, the minimum net worth covenant was eliminated, and all identified forbearance defaults that existed as of June 30, 2008 were waived.

                                                                 Franklin Credit Management Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2008                                        By: /s/ Paul D. Colasono
                                                         Name: Paul D. Colasono
                                                         Title:   Chief Financial Officer and Executive Vice President